UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the securities exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA´s Board of Directors, at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting -to be held in Bilbao, at Palacio Euskalduna, Avenida Abandoibarra number 4- on 13 March 2020, at 12:00 at first call, and in the same place and at the same time on 14 March 2020, at second call following the attached agenda.

Madrid, 10 February 2020

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, allocation of profit and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2019.

1.2.	Approval of the non-financial information statement of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2019.

1.3.	Approval of the allocation of profit for the 2019 financial year.

1.4.	Approval of corporate management during the 2019 financial year.

TWO.- Adoption of the following resolutions on the re-election and appointment of members of the Board of Directors:

2.1.	Re-election of Ms Lourdes Máiz Carro.

2.2.	Re-election of Ms Susana Rodríguez Vidarte.

2.3.	Appointment of Mr Raúl Catarino Galamba de Oliveira.

2.4.	Appointment of Ms Ana Leonor Revenga Shanklin.

2.5.	Appointment of Mr Carlos Vicente Salazar Lomelín.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

THREE.- Adoption of a maximum variable remuneration limit of 200% of the fixed component of the total remuneration for a specified group of employees whose professional activities have a significant impact on the risk profile of the Group.

FOUR.- Re-appointment of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2020 financial year.

FIVE.- Delegation of powers on the Board of Directors, with the power of substitution, to formalise, rectify, interpret and execute the resolutions adopted by the Annual General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 10, 2020

	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors,